Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main 202.618.5000 Fax 202.217.2554 Main 212.407.4000 Fax 212.407.4990

January 16, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Katharine Garrett
Robert Klein
John Stickel
Susan Block

Re:	Rainbow Capital Holdings Limited
Draft Registration Statement on Form F-1
Submitted December 16, 2024
CIK No. 0002046919

Dear Messrs. Garrett, Klein, Stickel, and Block:

On behalf of our client, Rainbow Capital Holdings Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated January 13, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “F-1”). Contemporaneously, we are filing the Amendment No. 1 to the Draft Registration Statement on Form F-1 via Edgar (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form F-1 submitted December 16, 2024 General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff at the phone number below to discuss how to submit the materials.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of the date of this submission, neither the Company, nor anyone authorized on the Company’s behalf, has presented any written communication to potential investors in reliance on Section 5(d) of the Securities Act. The Company will promptly provide the Staff with copies of any such written communication materials to the extent any such materials are prepared and presented to potential investors in reliance on Section 5(d) of the Securities Act.

Los Angeles   New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission January 16, 2025 Page 2

2.	Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.

Response: The Company confirms that the Amended DRS contains all of the graphics, maps, photographs, and related captions or other artwork including logos the Company currently intends to use in the prospectus. If and to the extent that additional materials are to be included, the Company will promptly provide such materials to the Staff for review. The Company acknowledges that the Staff may have further comments after reviewing the materials.

3.	Please disclose the Company’s internet address as required by Item 101(c)(3) of Regulation S-K.

Response: The Company respectfully submits that (i) its current internet address is www.rainbowcaphk.com; and (ii) it will update its company website and revise the prospectus accordingly. Please refer to page 1 of the Amendment No. 1.

Cover Page

4.	We note that you are not a Hong Kong operating company but a British Virgin Islands company with operations conducted by your subsidiary based in Hong Kong. Please explain on the cover page whether this structure is used to provide investors with exposure to foreign investment in Hong Kong where the law prohibits direct foreign investment in the operating company.

Response: The Company has revised the disclosure on the cover page of the Amendment No. 1 in response to this comment.

5.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing the activities of functions of the operating subsidiaries.

Response: The Company respectfully submits that it has defined “we”, “us”, “Group” or “our” as the Company and the Operating Subsidiary. Please refer to page vii of the Amendment No. 1.

In addition, the Company has disclosed in the cover page and the prospectus summary of the Amendment No. 1 that RCHL is a holding company with no material operations and conducts all of its operations through the Operating Subsidiary.

To refrain from using terms such as “we” or “our” when describing the activities of functions of the Operating Subsidiary, the Company has revised its disclosure in the Amendment No. 1.

United States Securities and Exchange Commission January 16, 2025 Page 3

Conventions that Apply to this Prospectus, page vi

6.	You state that you have not independently verified the accuracy or completeness of the data contained in these public sources and the Frost & Sullivan Report set forth in your prospectus. Please note that you are responsible for the entire contents of the registration statement. As this statement may imply an inappropriate disclaimer of responsibility with respect to third-party information, please revise to clarify that you believe this information is reliable.

Response: The Company has revised the disclosure on pages vii and 64 of the Amendment No. 1 in response to this comment.

Prospectus Summary, page 1

7.	Disclose clearly in the prospectus summary that the company uses a structure that involves a subsidiary based in Hong Kong. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the subsidiary’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the British Virgin Islands holding company with respect to its contractual arrangements with the subsidiary, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. We note that you have include a diagram illustrating your corporate structure. Please revise to disclose clearly the ownership of the entities by direct equity interest by solid line or solid arrows and entities controlled by contractual arrangements by dashed line or dashed arrows, if applicable.

Response: The Company respectfully submits that it does not have any contracts and arrangements through which the Company claims to have economic rights and exercise control that results in consolidation of any subsidiary’s operations and financial results into its financial statements. The Company directly holds all equity interests of its sole Operating Subsidiary. As such, the corporate structure diagram is not required to revise. The Company has revised the disclosure on page 1 of the Amendment No. 1 in response to this comment.

United States Securities and Exchange Commission January 16, 2025 Page 4

8.	In your summary of risk factors, disclose the risks that your corporate structure and having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

Response: The Company respectfully submits that the existing summary of risk factors set out in the paragraph headed “Risks related to our corporate structure” and “Risks related to doing business in Hong Kong” have included the risks that our corporate structure and having the majority of the Company’s operations in Hong Kong poses to investors, as well as the significant regulatory, liquidity, and enforcement risks in relation to the PRC government.

The Company has revised the disclosure on pages 2, 3 and 17 of the Amendment No. 1 in response to this comment.

9.	Disclose in the prospectus summary each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC), or any other entity that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: The Company has revised the disclosure on page 2 of the Amendment No. 1 in response to this comment.

United States Securities and Exchange Commission January 16, 2025 Page 5

10.	Provide a clear description in the prospectus summary of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.

Response: The Company has revised the disclosure on page 5 of the Amendment No. 1 in response to this comment.

Implications of Being a Controlled Company, page 5

11.	Please discuss here and on page 110 the controlling shareholders’ ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Further, clarify here whether you plan to rely on the “controlled company” exemptions from certain corporate governance requirements.

Response: The Company has revised the disclosure on pages 5 and 110 of the Amendment No. 1 in response to this comment. Under BVI laws and our Amended and Restated Memorandum and Articles of Association, a sale of assets made in the usual or regular course of the business carried on by our Company or a change in control does not require shareholder approval.

Risk Factors, page 7

12.	Please add a risk factor to discuss the other business activities of your officers and the potential conflict of interests that exists in relation to those other activities. In this regard, we note that Mr. Choi is currently an executive director and the chief financial officer of Alpha Technology Group Limited. Please also revise to disclose the percentage of time that Mr. Choi dedicates to your business here and in his biographic description on page 106.

Response: The Company has revised the disclosure on pages 9 and 106 of the Amendment No. 1 in response to this comment.

United States Securities and Exchange Commission January 16, 2025 Page 6

We rely on our key management and professional staff, page 9

13.	We note your disclosure that you are led by a team of experienced management and professionals. Consistent with your disclosure on page 94, please clarify here and in the prospectus summary that your company currently consists of 8 employees, comprising of 2 management and compliance personnel and 6 project execution staff. We also note the disclosure that your founders, controlling shareholders and executive directors, had over 18 years of experience in corporate finance, accounting and auditing. Please expand your disclosure to briefly discuss their experience managing or operating a public company and consider adding an additional risk factor if their experience managing a public company is limited.

Response: The Company has revised the disclosure on page 9 of the Amendment No. 1 in response to this comment.

Risks related to doing business in Hong Kong, page 13

14.	We note your disclosure on page 14 that PRC laws and regulations on cybersecurity, mergers and acquisitions and oversight and control over overseas securities offerings do not have any material impact on you and your current operations. Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business in Hong Kong, please revise to remove any statements that mitigate such risks, and describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: The Company has revised the disclosure on pages 14 and 17 of the Amendment No. 1 in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 48

15.	We note your discussion of changes in revenue period over period relating to the various revenue streams (e.g., financial advisory services, independent financial advisory services, compliance advisory services, IPO sponsorship and underwriting services) and that the changes are largely attributed to the number of projects for each service. Please further expand your disclosures for the following:

●	Describe any known trends associated with these services and project. In doing so, provide more details regarding the nature of the projects, such as duration, industry and transaction size.

●	Include discussion of changes attributable to pricing or average price per project, as well as the factors impacting those changes period over period. Refer to Item 303 of Reg. S-K.

Response: The Company has revised the disclosure on pages 48 and 49 of the Amendment No. 1 in response to this comment.

United States Securities and Exchange Commission January 16, 2025 Page 7

Business, page 79

16.	We note the disclosure on page 80 that you have a diversified client base. Consistent with your risk factor on page 7, please balance this disclosure by also clarifying that all of your business operations were concentrated in the capital market sector in Hong Kong.

Response: The Company respectfully submits that its clients are diversified by industry rather than geography. The Company has revised the disclosure on page 80, of the Amendment No. 1 in response to this comment.

Developing automated FinTech-enabled tools, page 82

17.	Please clarify in your disclosure any current use of artificial intelligence technology, as applicable. Please clarify what steps are needed by your company to increase its use, as appears contemplated in your disclosure and use of proceeds section.

Response: The Company has revised the disclosure on page 82 of the Amendment No. 1 in response to this comment.

Redemption of Ordinary Shares, page 121

18.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to any repurchases or redemptions of shares, including Rule 13e-4 and Regulation 14E, which would apply to any tender offers. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company has revised the disclosure on page 121 of the Amendment No. 1 in response to this comment.

19.	Please be advised that you are responsible for analyzing the applicability of Regulation M to any repurchases or redemptions. To the extent you have questions as to Regulation M, you may contact the Division of Trading and Markets at 202-5515777.

Response: The Company has revised the disclosure on page 121 of the Amendment No. 1 in response to this comment.

United States Securities and Exchange Commission January 16, 2025 Page 8

Consolidated Statements of Operations, page F-4

20.	Please revise your presentation of “weighted average number of ordinary shares” to include a number of shares for each period presented.

Response: The Company has revised the disclosure on pages F-4 and F-25 of the Amendment No. 1 in response to this comment.

Consolidated Statements of Cash Flows, page F-6

21.	We note your disclosure on page F-26 that you declared a dividend in the amount of HK$11,825,000 in July 2024 to settle amounts due from your directors, Mr. Choi and Mr. Leung. Please tell us how you determined that the “Amount due from directors” line item of the same amount as the dividend should be classified within the cash flows from operating activities section of your statement of cash flows. Refer to ASC 230-10-45-15.

Response: The Company has revised the disclosure on page F-6 of the Amendment No. 1 in response to this comment.

Notes to the Consolidated Financial Statements

Note 1 – Organization and Business Overview, page F-7

22.	We note your disclosure on page F-8 which describes the restructuring and share swap which occurred in October through December of 2024, and that the restructuring and share swap were accounted for on a historical cost basis and presented as if the transactions had become effective as of the beginning of the first period presented. Please tell us how you determined that the consolidated balance sheets and consolidated statements of changes in shareholders’ equity should reflect 10,000,000 Class A ordinary shares issued and outstanding at each period presented, and whether this reflects the 3,500,000 shares issued in the share swap which occurred in December 2024. If it does not reflect the 3,500,000 shares issued in the share swap, please tell us why and include reference to authoritative literature supporting your determination.

Response: The Company has revised the disclosure on pages F-3, F-5 and F-28 of the Amendment No. 1 in response to this comment.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-13

23.	We note your disclosure on page F-16 that your IPO sponsorship, financial advisory,and independent financial advisory services are all recognized at a point in time. We also note your disclosures on pages F-14 and F-15 which describe how these services are considered to be single performance obligations which are recognized at various points in time upon the completion of different stages in each project. Please tell us and expand your accounting policy disclosure for your consideration of the following: ● how you determined that the revenues related to these services are recognized at a point in time, when they appear to be recognized at several points in time as each performance obligation is satisfied; please refer to the guidance in ASC 606-1025-27; and

●	how you determined that the milestones at which you recognize revenue are an appropriate measure of progress toward satisfaction of each performance obligation; please refer to ASC 606-10-55-16 through 55-21.

Response: The Company has revised the disclosure on pages F-14 and F-15 of the Amendment No. 1 in response to this comment.

United States Securities and Exchange Commission January 16, 2025 Page 9

Note 3 – Accounts Receivable, page F-20

24.

We note your presentation of accounts receivable of HK$6,717,812 as of September 30, 2024 and further, your disclosure stating that approximately HK$2.6 million of the accounts receivable balance as of September 30, 2024 was settled. We also note that you recognized an increased provision of HK$251,851 during the year ended September 30, 2024. Please tell us and revise your disclosure for the following:

●	Explain which revenue stream and services that the receivables relate to. In this regard, we note that many of your revenue streams, such as your financial advisory and independent financial advisory services, appear to require upfront payment.

●	Describe the terms of the receivables and when they are contractually due.

●	Disclose an aging analysis of the receivables.

Response: As of 15 January 2025, approximately HK$4.8 million, or 75.5% of the Company’s accounts receivable balance as of September 30, 2024 was settled. The Company has revised the disclosure on page F-20 of the Amendment No. 1 in response to this comment.

Note 7 – Accruals and Other Payables, page F-23

25.	Please revise your footnote to provide discussion about the nature and types of accrued expenses and other liabilities that existed as of September 30, 2023 and 2024.

Response: The Company has revised the disclosure on page F-23, of the Amendment No. 1 in response to this comment.

Note 8 – Related Party Transactions and Balances, page F-23

26.	We note your disclosure that the balances of “amount due from directors” represent the operating expenses paid on behalf of the directors by the Company. We also note your disclosure of certain terms of the loan facilities related to these amounts. Please tell us, and revise your disclosure to clarify, the nature of the “amount due from directors” including whether it represents amounts paid by the Company for operating expenses or loans to the directors. Additionally, please tell us how you considered the guidance in ASC 310-10-S99-3 related to presentation of receivables from affiliates.

Response: The Company has revised the disclosure on pages F-23 of the Amendment No. 1 in response to this comment.

United States Securities and Exchange Commission January 16, 2025 Page 10

Exhibits

27.	We note your statement on page vii that you have presented information and data from an industry report commissioned by you from Frost & Sullivan. Please file a consent as an exhibit to the registration statement pursuant to Rule 436 of the Securities Act.

Response: The consent from Frost & Sullivan has been filed as an exhibit.

Please call me at 212-407-4063 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alex Weniger-Araujo, Esq.

Alex Weniger-Araujo, Esq.

Partner

cc: Larry Choi, Chief Executive Officer of Rainbow Capital Holdings Limited